                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                (Amendment No. 2)

                         AMERICAN EAGLE OUTFITTERS, INC.
                                (Name of Issuer)

                           COMMON STOCK, NO PAR VALUE
                         (Title of Class of Securities)

                                   02553D 10 8
                                 (CUSIP Number)

                                    Paul Guez
                             S.H.D. Investments, LLC
                                 5804 E. Slauson
                       City of Commerce, California 90040
                                 (213) 890-9660

                  (Name, address and telephone number of person
                authorized to receive notices and communications)

                                 April 16, 1998
                      (Date of Event Which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

----------
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


CUSIP No. 02553D 10 8                  13D                           Page 1 of 5

                                  SCHEDULE 13D


CUSIP No.   02553D 10 8                                     PAGE 2 OF 5 PAGES

--------------------------------------------------------------------------------
   1  NAME OF REPORTING PERSON
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON
      S.H.D. INVESTMENTS, LLC
--------------------------------------------------------------------------------
   2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       (a) [ ]
                                                                       (b) [ ]
--------------------------------------------------------------------------------
   3  SEC USE ONLY

--------------------------------------------------------------------------------
   4  SOURCE OF FUNDS*
      WC, BK
--------------------------------------------------------------------------------
   5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                                 [ ]
--------------------------------------------------------------------------------
   6  CITIZENSHIP OR PLACE OF ORGANIZATION
      CALIFORNIA
--------------------------------------------------------------------------------
                      7   SOLE VOTING POWER
                          1,031,250**
     NUMBER OF        ----------------------------------------------------------
       SHARES         8   SHARED VOTING POWER
    BENEFICIALLY          0
      OWNED BY        ----------------------------------------------------------
        EACH          9   SOLE DISPOSITIVE POWER
     REPORTING            1,031,250**
       PERSON         ----------------------------------------------------------
        WITH          10  SHARED DISPOSITIVE POWER
                          0
--------------------------------------------------------------------------------
  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      1,031,250**
--------------------------------------------------------------------------------
  12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
      N/A
--------------------------------------------------------------------------------
  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      6.9%, BASED ON 14,893,725** SHARES OF COMMON STOCK REPORTED AS
      OUTSTANDING AS OF NOVEMBER 1, 1997 IN THE ISSUER'S FORM 10-Q QUARTERLY REPORT FOR THE PERIOD ENDED NOVEMBER 1, 1997.
--------------------------------------------------------------------------------
  14  TYPE OF PERSON REPORTING
      00
--------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT

    **In all places where the number of common shares is referenced, the amounts have been adjusted to reflect a 3-for-2 stock
                  split which took effect on January 5, 1998.

                         AMERICAN EAGLE OUTFITTERS, INC.
                                  Common Stock

                                  SCHEDULE 13D


        This Amendment No. 2 (the "Amendment") amends the Schedule 13D filed with the Securities and Exchange Commission (the "Commission") on February 21, 1995 (the "Original Schedule 13D"), as previously amended by Amendment No. 1 to the Original Schedule 13D filed with the Commission on April 10, 1998 ("Amendment No. 1").

Item 5. Interest in Securities of the Issuer.

        Item 5 as previously filed is amended to add information as follows:

        (a) S.H.D. beneficially owns (for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended) an aggregate of 1,031,250 shares of the Common Stock or approximately 6.9% of the outstanding Common Stock (based on the number of shares outstanding as of November 1, 1997, as set forth in the Issuer's Form 10-Q for the quarterly period ended November 1, 1997, adjusted to reflect a 3-for-2 stock split which took effect on January 5, 1998).

        (c) S.H.D. has not acquired any shares of Common Stock during the past sixty days. Since April 9, 1998, S.H.D. has sold a total of 196,250 shares of Common Stock in open market transactions, as set forth on Schedule A .hereto

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

        Item 6 as previously filed is amended to add information as follows:

        As of April 16, 1998, S.H.D. has repaid all outstanding amounts owed under the Margin Loan.


CUSIP No. 02553D 10 8                 13D                           Page 3 of 5

                                    SIGNATURE

               After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: April 23, 1998

                                        S.H.D. INVESTMENTS, LLC


                                        By: /s/ PAUL GUEZ
                                            -----------------------------------
                                        Name:  Paul Guez
                                        Title: President

                                   SCHEDULE A

        As follows are the dates, number of shares sold, and the price per share for each transaction reported herein:

 Transaction        Number of
    Date           Shares Sold   Sales Price
    ----           -----------   -----------
    4/9/98            15,000     $52.150
   4/13/98            30,000     $51.8166
   4/13/98            30,000     $52.0354
   4/13/98            35,000     $52.0160
   4/14/98             5,000     $54.0250
   4/14/98             5,000     $55.1400
   4/14/98             5,000     $55.2750
   4/14/98             5,000     $55.8375
   4/15/98            10,000     $56.9625
   4/15/98             5,000     $57.3375
   4/16/98             5,000     $58.7750
   4/16/98             5,000     $58.2750
   4/16/98            10,000     $57.9625
   4/17/98             5,000     $61.0250
   4/17/98             5,000     $61.4000
   4/17/98             5,000     $61.9000
   4/17/98             5,000     $61.9000
   4/17/98            11,250     $61.9625